

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

April 25, 2008

Charles Boehlke
Chief Financial Officer
MSC Industrial Direct Co., Inc.
75 Maxess Road
Melville, NY 11747

      **Re:    MSC Industrial Direct Co., Inc.**
              **Form 10-K for Fiscal Year Ended September 1, 2007**
              **File No. 1-14130**

Dear Mr. Boehlke:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Bret Johnson, Staff Accountant, at (202) 551-3753 or, in his absence, to the undersigned at (202) 551-3768.

                               Sincerely,

                               John Cash
                               Accounting Branch Chief